N. Blumenfrucht, CPA, PC.
1040 East 22nd Street
Brooklyn, NY 11210
718-692-2743

CONSENT OF INDEPENDENT AUDITORS

Board of Directors
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS

We consent to the use of our report dated August 28, 2004, on page 17 of Form 10-KSB/A of New Medium Enterprises, Inc. for the year ended June, 2004, included herein, and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated August 24, 2004, contains an explanatory paragraph that states that the company has suffered recurring losses from operations, negative cash flow and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ N. Blumenfrucht, CPA, PC.
N. Blumenfrucht CPA PC

CERTIFIED PUBLIC ACCOUNTANTS

New York, NY
June 7, 2006